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                                                                    EXHIBIT 4.19

Portions of this Exhibit have been omitted pursuant to a request for confidential treatment. The omitted portions, marked by [****], have been separately filed with the Commission.


                                    N2K INC.
                                 55 Broad Street
                               New York, NY 10005

                                                              September 16, 1997

America Online, Inc.
22000 AOL Way
Dulles, Virginia  20166

Gentlemen:

You and we have entered into an Interactive Marketing Agreement dated as of September 1, 1997 (the "Marketing Agreement") and have reached certain understandings regarding your desire to participate in the equity of N2K Inc. We, therefore, propose the following:

1. America Online, Inc. ("AOL") will commit to purchase $3,000,000 worth of N2K Inc.'s ("N2K") Common Stock, par value $. 001 per share from the underwriters, in a proposed initial public offering of N2K's shares of Common Stock that satisfies the criteria set forth in the third sentence of this paragraph 1 (the "IPO"), provided that such offering occurs no later than December 31, 1997. N2K agrees to cause sufficient shares to be made available to the underwriters for the purpose of fulfilling the requirements for the purchase of the N2K shares by AOL as set forth in the first sentence of this paragraph 1 (the "N2K Commitment"). The per share purchase price will be the same price as the per share purchase price to the public in the offering (the "IPO Price"), but shall not include any underwriting discounts or commissions on said sale, such that all $3,000,000 shall apply to the purchase of shares. This commitment to purchase shares will be contingent upon N2K entering into a firm commitment underwriting agreement with one or more reputable underwriting firms (i.e. a "bulge bracket" firm like PaineWebber or Goldman Sachs, a regional firm like Robertson Humphreys or Raymond James or a known technology firm like Hambrecht & Quist or Unterberg Harris) for an offering that will result in net proceeds to N2K of at least $25 million (including the $3 million commitment from AOL hereunder), a post-offering market capitalization of at least $100 million and a listing on a national stock exchange or the NASDAQ National Market System. AOL will agree to a lock-up on the shares purchased in the offering for a period not to exceed 180 days (or such lesser period as may be requested by the underwriters in the offering), provided that N2K uses it best efforts to cause all holders of its shares to enter into a lock-up agreement on the terms outlined above and the holders of at least 85% of the outstanding shares, including all directors of N2K and its management so agree, and that only N2K's shares are offered in the IPO, i.e. there are no selling shareholders in the IPO.

2. Immediately following the purchase of the shares of N2K Common Stock on the terms set forth in paragraph 1 hereof and the consummation of the IPO, N2K will issue AOL a warrant
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exercisable for such number of shares as results from dividing $3,510,000 by the per share IPO Price. For example, if the IPO Price is $15 per share, the warrant will be exercisable for 234,000 shares. The exercise price for the warrant shares shall be the IPO Price. The warrant will be exercisable as to one-half of the total shares on the first anniversary of the issuance of the warrant and as to the balance of the shares on the second anniversary of the issuance of the warrant. The term of the warrant will be seven years from the date of issuance. In the event of a change of control following the issuance of the warrants, the warrant shall become immediately exercisable. For purposes of this paragraph, a "change of control" shall mean one or more shareholders of N2K (other than Messrs. Larry Rosen, Jon Diamond and Dave Grusin) obtains the right to designate a majority of the members on N2K's Board of Directors or acquires sufficient voting stock of N2K necessary to elect a majority of the seats on N2K's Board of Directors, N2K merges with another entity and the N2K shareholders prior to the merger do not retain control of the combined entity, or N2K sells substantially all of its assets or capital stock.

3. If an IPO of N2K has occurred by December 31, 1997 then the terms of this paragraph 3 shall not apply. If an IPO of N2K has not previously occurred, then on the earlier to occur of: (a) the date N2K withdraws its S-1 Registration Statement currently on file with the Securities and Exchange Commission and (b) December 31, 1997, N2K will issue to AOL a warrant to purchase such number of shares as would equal [****] of the outstanding shares of N2K's Common Stock on a fully-diluted basis (i.e. assuming the exercise of all outstanding options and warrants and the conversion or exchange of any securities convertible or exchangeable into N2K Common Stock). The warrant will be exercisable into shares of N2K Series G Preferred Stock, if N2K shareholders approve the designation and issuance of additional shares of that series and N2K agrees to uses its diligent and reasonable best efforts to cause this approval to be obtained. In the event that such approval is not obtained, then the warrant will be exercisable into shares of N2K Common Stock. The exercise price for the warrant shares will be [****] per share, i.e the purchase price of the Series F and Series G Preferred Stock of N2K (subject to appropriate adjustment in the event of stock splits, stock dividends and recapitalizations) and the terms of the warrant will permit either a cash or "cashless" exercise thereof. The term of the warrant will be [****] years from the date of issuance and will be exercisable as to [****] of the shares on the date of issuance. The warrant will not be exercisable as to the balance of the shares issuable pursuant to the warrant until N2K has earned [****] (as that term is defined in the Marketing Agreement). In the event of a "change of control" as defined in paragraph 2 hereof (other than a change of control that results in a termination of the Marketing Agreement), the warrant shall become immediately exercisable. The terms of this warrant will provide anti-dilution protection to AOL in the form of additional shares being made subject to the warrant such that AOL will be able to exercise into [****] of the outstanding shares of N2K Common Stock on a fully diluted basis. This anti-dilution protection shall apply during the Initial Term of the Marketing Agreement. Thereafter, no such adjustment shall be made to the number of shares subject to the warrant. If, however, the warrant is exercisable into shares of Common Stock rather than Series G Preferred, then the warrantholders will be entitled, after the Initial Term of the Marketing Agreement, to the weighted average anti-dilution protection provided in the terms of the Series G Preferred Stock.

4. If an IPO of N2K occurs after December 31, 1997 but on or before September 30, 1998, then AOL shall, in its sole and absolute discretion, have the right to elect to be subject to the terms of paragraphs 1 and 2 hereof, i.e. it can elect to be obligated, subject to the N2K Commitment, to


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make the purchase commitment specified in paragraph 1 hereof on the terms specified therein notwithstanding the December 31, 1997 date set forth in paragraph 1 and, if it does so, be entitled to obtain the warrants set forth in paragraph 2 hereof on the terms specified therein. Regardless of whether or not AOL exercises the option set forth in this paragraph 4, it shall, upon consummation of the IPO (unless N2K has in the interim merged with another entity and the N2K shareholders prior to the merger do not retain control of the combined entity, or N2K has sold substantially all of its assets or capital stock), forfeit any and all rights under the warrant issued under paragraph 3 hereof and shall surrender same to N2K without any cost to or payment by N2K, and shall, at N2K's option, resell to N2K any shares acquired pursuant to an exercise of the warrant at their original purchase price. The warrant and any shares obtained by N2K pursuant to the terms of this paragraph shall be cancelled by N2K.

5. If the warrant contemplated by paragraphs 2 or 3 is issued, N2K will provide registration rights to AOL for the underlying Common Stock into which the warrant is exercisable or if the warrant is exercisable into Series G Preferred Stock, the shares of Common Stock into which they are convertible, on terms no less favorable than those provided to its Series G Preferred Stockholders, which include a demand right and unlimited "piggyback" rights, subject to pro rata cut-back, if required by underwriters, which rights are embodied in Section 8 of the Stock Purchase Agreement for the Series G Preferred Stock, dated as of 25 April, 1997 (the "Series G Stock Purchase Agreement").

6. In connection with the issuance of any warrants under either paragraphs 2 or 3 above, you hereby agree to provide customary representations regarding your status as an "accredited investor" and investment intent, and N2K agrees to (a) provide representations and warranties as are customary in transactions of this type, including but not limited to the authority to issue the warrants, (b) reserve and issue the appropriate number of shares of Common Stock or Series G Preferred Stock and Common Stock to permit full exercise of the warrant and conversion of any underlying convertible securities, and (c) grant to AOL, provided it continues to hold any N2K shares or warrants, the benefits of the same rights and the same covenants, on the same terms and conditions as are provided to the holders of the Series G shares as set forth in Section 7 of the Series G Stock Purchase Agreement.

7. AOL shall have the right to review any references to AOL that appear in any registration statements filed with the Securities and Exchange Commission by N2K, provided, that AOL shall not unreasonably object to such references and, provided further, that this review right shall not impede N2K in meeting its disclosure obligations under applicable securities laws, as reasonably interpreted by its counsel.

8. The forms of the warrants and the terms of the registration rights specified herein shall be substantially in the form of the warrants issued by N2K to certain institutional investors in August 1997 and the form of the registration rights granted to the Series G Preferred Stock in Section 8 of the Series G Stock Purchase Agreement, each as modified by the express terms of this agreement.

9. EXCEPT AS EXPRESSLY SET FORTH IN THIS AGREEMENT OR AS CONTEMPLATED BY PARAGRAPH 6 HEREOF, NEITHER PARTY MAKES ANY, AND EACH PARTY HEREBY SPECIFICALLY DISCLAIMS ANY REPRESENTATIONS OR WARRANTIES,


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EXPRESS OR IMPLIED, WITH RESPECT TO THIS AGREEMENT OR THE TRANSACTIONS
CONTEMPLATED HEREBY.

10. The parties to this agreement are independent contractors. Neither party is an agent, representative or partner of the other party. Neither party shall have any right, power or authority to enter into any agreement for or on behalf of, or incur any obligation or liability of, or to otherwise bind, the other party. This agreement shall not be interpreted or construed to create an association, agency, joint venture or partnership between the parties or to impose any liability attributable to such relationship upon either party.

11. Any notice, approval, request, authorization, direction or other communication under this agreement shall be given in writing and shall be deemed to have been delivered and given for all purposes (i) on the delivery date if delivered by electronic mail; (ii) on the delivery date if delivered personally to the party to whom the same is directed; (iii) one business day after deposit with a commercial overnight carrier, with written verification of receipt, or
(iv) five business days after the mailing date, whether or nor actually received, if sent by U.S. mail, return receipt requested, postage and charges prepaid, or any other means of rapid mail delivery for which a receipt is available to the person(s) specified in writing from time to time by the parties.

12. The failure of either party to insist upon or enforce strict performance by the other party of any provision of this agreement or to exercise any right under this agreement shall not be construed as a waiver or relinquishment to any extent of such party's right to assert or rely upon any such provision or right in that or any other instance; rather, the same shall be and remain in full force and effect.

13. The agreement and all other writings referred to herein sets forth the entire agreement and supersedes any and all prior agreements of the parties with respect to the transactions set forth herein. Neither party shall be bound by, and each party specifically objects to, any term, condition or other provision which is different from or in addition to the provisions of this agreement (whether or nor it would materially alter this agreement) and which is proffered by the other party in any correspondence or other document, unless the party to be bound thereby specifically agrees to such provision in writing.

14. No change, amendment or modification of any provision of this agreement shall be valid unless set forth in a written instrument signed by the party subject to enforcement of such amendment.

15. Each party shall take such action (including, but not limited to, the execution, acknowledgment and delivery of documents) as may reasonably be requested by any other party for the implementation or continuing performance of this agreement.

16. This agreement shall be fully binding upon, inure to the benefit of and be enforceable by the parties hereto and their respective successors and assigns.

17. In the event that any provision of this agreement conflicts with the law under which this agreement is to be construed or if any such provision is held invalid by a court with jurisdiction over the parties to this agreement, (i) such provision shall be deemed to be restated to reflect as


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nearly as possible the original intentions of the parties in accordance with applicable law, and (ii) the remaining terms, provisions, covenants and restrictions of this agreement shall remain in full force and affect.

18. Except where otherwise specified, the rights and remedies granted to a party under this agreement are the rights or remedies which the party may possess at law or equity.

19. This agreement shall be interpreted, construed and enforced in all respects in accordance with the laws of the Commonwealth of Virginia, except for its conflicts of laws principles. Each party irrevocably consents to the exclusive jurisdiction of the courts of the Commonwealth of Virginia and the federal courts situated in the Commonwealth of Virginia, in connection with any action to enforce the provisions of this Agreement, to recover damages or other relief for breach or default under this agreement, or otherwise arising under or by reason of this agreement.

20. The captions and headings used in this agreement are inserted for convenience only and shall not affect the meaning or interpretation of this agreement.

22. Without the consent of the other party, except as may be required to be disclosed by applicable law, governmental authorities or judicial and administrative proceedings, the parties shall seek to keep the terms of this agreement confidential.

23. This agreement may be executed in counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same document.


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If the foregoing conforms to your understanding of our agreement, please sign one copy of this letter agreement and return it to us. Thereupon, this letter shall constitute a binding agreement between us.

                                             Very truly yours,

                                             N2K INC.


                                    By:      /s/ Jonathan V. Diamond
                                             --------------------------
                                             Name: Jonathan V. Diamond
                                                   --------------------
                                             Title: VICE CHAIRMAN
                                                   --------------------

ACCEPTED AND AGREED TO:

AMERICA ONLINE, INC.


By:      /s/ David M. Colburn
   --------------------------------
         Name: David M. Colburn
              ---------------------
         Title: SVP
               --------------------


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